FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2007

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1:	Form 6-K dated July 31, 2007 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 31, 2007

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

Tata Motors Consolidated Net Revenue grows by 13% to Rs.7631.28 crores in 1st Qtr, 2007-08

Consolidated PAT up by 30% to Rs.497.22 crores

MUMBAI, July 31, 2007: Tata Motors today reported Consolidated Revenues (net of excise) of Rs.7631.28 crores for the quarter ended June 30, 2007 of the financial year 2007-08, an increase of 13% over Rs.6733.32 crores in the corresponding quarter of 2006-07. The Consolidated PAT was Rs.497.22 crores, compared to Rs.381.67 crores in the corresponding quarter last year.

The company’s Standalone Revenues (net of excise) was Rs.6056.82 crores, an increase of 5% compared to Rs.5749.56 crores in the corresponding quarter last year. Profit Before Tax (PBT) was Rs.592.13 crores, an increase of 19% over Rs.498.25 crores in the corresponding quarter last year, while Net Profit increased by 22% to Rs.466.76 crores, compared to Rs.381.85 crores in the corresponding quarter last year. Steep increase in input costs and drop in the volumes of medium & heavy trucks impacted the operating margin of the company (net of foreign exchange gain) in this quarter.

The sales volume for the quarter (including exports) at 1,28,095 vehicles grew by 1% over 1,26,394 vehicles in the corresponding period last year. Vehicle sales in the domestic market were impacted, in varying degrees between the commercial and passenger vehicles segments, due to the high interest rate regime affecting retails. Domestic sales of commercial vehicles decreased by 2% to 61,633 units, while domestic sales of passenger vehicles at 52,573 units grew by 5%.

Tata Motors exported 13,889 vehicles during the quarter, a growth of 6% over 13,161 units in the corresponding quarter last year.

During the quarter, Tata Motors launched several new vehicles. In passenger vehicles, the company has introduced the Indigo LS, an entry level common rail diesel (DICOR) offering in the sedan range, expanded the long wheel base Indigo XL’s range with the Indigo XL Classic, and launched an upgraded range of Tata Spacio, its entry level utility vehicle. The company also introduced a new range of commercial vehicles for passenger transportation, the Magic and the Winger, which are expected to create new segments. The mini-truck, Ace, has been introduced in Nepal. Tata Motors has also received an order from the Delhi Transport Corporation to supply 500 state-of-the-art low-floor CNG-propelled buses, which will begin to be delivered from the second half of the financial year.

The audited financial results for the quarter ended June 30, 2007, are enclosed.

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying statement of financial results of TATA MOTORS LIMITED (“the Company”) for the quarter ended June 30, 2007. This statement is the responsibility of the Company’s management and has been approved by the Board of Directors on July 31, 2007.

2.	(a)	The figures shown in the column headed “Quarter ended June 30, 2006” have been traced from the statement of financial results for the quarter ended June 30, 2006 audited in terms of auditors’ report dated July 25, 2006 and regrouped / reclassified wherever necessary.

	(b)	The figures shown in the column headed “Year ended March 31, 2007” have been traced from the financial statements for the year ended March 31, 2007 audited in terms of auditors’ report dated May 18, 2007.

3.	We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial results presentation. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, the said statement gives a true and fair view in conformity with the accounting principles generally accepted in India, of the profit of the Company and discloses the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed for the quarter ended June 30, 2007.

For DELOITTE HASKINS & SELLS

Chartered Accountants

M. S. DHARMADHIKARI

Partner

Membership No.: 30802

Mumbai, July 31, 2007

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2007

Particulars			Quarter ended June 30,		Year ended March 31,
			2007	2006	2007
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles		61633	63082	298586
	Passenger cars and Utility vehicles		52573	50151	228220
	Exports		13889	13161	53474

			128095	126394	580280

2	Vehicle Production:(in Nos.)
	Commercial vehicles		72175	74761	339272
	Passenger cars and Utility vehicles		56410	57085	245514

			128585	131846	584786

(B)			(Rupees Crores)
1	Sales/Income from operations		6993.02	6670.97	31819.48
	Less: Excise Duty		936.20	921.41	4349.45
	Net Sales / Income from operations		6056.82	5749.56	27470.03
2	Total Expenditure
	(a) Increase in stock in trade and work in progress		(137.35)	(385.33)	(349.68)
	(b) Consumption of raw materials & components and Purchase of products for sale		4357.93	4265.05	19374.93
	(c) Staff cost		351.87	302.43	1367.83
	(d) Other expenditure		938.06	885.19	3828.44
	(e) Exchange (gain) / loss (net) on revaluation of foreign currency borrowings, deposits and loans given [Note 2 below]		(205.89)	45.58	(65.21)
	(f) Sub total 2(a) to 2(e)		5304.62	5112.92	24156.31
3	Operating profit [1-2]		752.20	636.64	3313.72
4	Other income		86.32	85.91	245.19
5	Interest
	(a) Gross interest		109.09	85.45	389.86
	(b) Interest income / Interest capitalised		(27.53)	(12.90)	(76.79)
	(c) Net interest		81.56	72.55	313.07
6	Product development expenses		19.33	10.32	85.02
7	Depreciation and Amortisation		147.47	141.05	586.29
8	Profit after interest and depreciation [3+4-5-6-7]		590.16	498.63	2574.53
9	Exceptional Items
	(a) (Reversal) / provision for diminution in value of investments (net)		(1.97)	0.38	1.09
	(b) Employee Separation cost		—	—	0.26
	(c) Sub total of 9(a) and 9(b)		(1.97)	0.38	1.35
10	Profit before tax [8-9]		592.13	498.25	2573.18
11	Less: Tax expense		125.37	116.40	659.72
12	Profit after tax [10-11]		466.76	381.85	1913.46
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		385.42	383.12	385.41
14	Reserves excluding Revaluation Reserve				6458.39
15	Basic EPS (not annualised)	Rupees	12.11	9.97	49.76
	Diluted EPS (not annualised)	Rupees	11.52	9.44	47.24
16	Aggregate of Public Shareholding
	- Number of Shares		199287375	222623126	214252323
	- Percentage of shareholding		51.71%	58.12%	55.60%

Notes:-

1)	Figures for the previous period have been regrouped / reclassified wherever necessary.
2)	Consequent to the notification of the Companies (Accounting Standards) Rules, 2006, with effect from April 1, 2007, the foreign exchange differences in respect of certain liabilities for the acquisition of imported assets are required to be recognized in the profit and loss account against the earlier requirement of adjusting these to the carrying cost of such fixed assets. Such differences included in 2(e) above for the quarter ended June 30, 2007 are Rs. 57.03 crores. As a result, the profit before tax and profit after tax for the quarter ended June 30, 2007 are higher by Rs. 46.84 crores and Rs. 30.92 crores respectively. Had such differences been recognised in the profit and loss account in the previous period / year, the profit before tax and profit after tax for the quarter ended June 30, 2006 would have been lower by Rs. 16.15 crores and Rs. 10.71 crores respectively and the profit before tax and profit after tax for the year ended March 31, 2007 would have been higher by Rs. 19.58 crores and Rs. 12.92 crores respectively.
3)	During the quarter ended June 30, 2007, 100 Zero coupon Foreign Currency Convertible Notes (2009) have been converted into 7,651 Ordinary Shares of Rs. 10/- each at a premium as per the terms of issue.
4)	During the quarter ended June 30, 2007, the Company has invested an amount of Rs. 300 crores in the equity shares of TML Financial Services Ltd, a wholly owned subsidiary.

5)	Subsequent to the quarter ended June 30, 2007, the Company has raised funds aggregating US$ 490 Million (Rs 1992.71 crores at issue) by issue of Zero Coupon Convertible Alternative Reference Securities (CARS), which are convertible into Shares / American Depositary Shares (ADS) / Securities as per the terms of issue. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount.
6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.
7)	As on March 31, 2007, 2 Investor complaints were outstanding. The Company received 2 complaints during the quarter and resolved 4 complaints by June 30, 2007. The balance of unresolved complaints is nil as at June 30, 2007.
8)	Public Shareholding as on June 30, 2007 excludes 14.86% (8.25% as on June 30, 2006) of Citibank NA as Depositary for ADR holders.
9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter ended June 30, 2007.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on July 31, 2007.

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying statement of financial results of TATA MOTORS LIMITED (‘the Company’) and its subsidiaries (the Company and its subsidiaries constitute ‘the Group’) for the quarter ended June 30, 2007. This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors on July 31, 2007.

2.	We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial results presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	(a)	We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total revenue of Rs. 1493.49 crores for the quarter ended June 30, 2007. These financial statements and other financial information have been audited by other qualified auditors whose reports have been furnished to us by the Management of the Group, and we have relied upon such audited financial statements for the purpose of our examination of the statement of financial results.

	(b)	The financial statements of certain subsidiaries, whose financial statements reflect total revenues of Rs. 222.57 crores for the quarter ended June 30, 2007 are unaudited and we have relied upon the unaudited financial statements as provided by the Management for the purpose of our examination of the statement of financial results.

	(c)	This statement of financial results includes the Group’s share of profits (net) of Rs. 6.96 crores in associates’ earnings for the quarter ended June 30, 2007, on the basis of unaudited financial statements as provided by the Management of those associates.

4.	In our opinion and to the best of our information and according to the explanations given to us, the said results give a true and fair view in conformity with the accounting principles generally accepted in India, of the profit of the Group for the quarter ended June 30, 2007.

For DELOITTE HASKINS AND SELLS

Chartered Accountants

M. S. DHARMADHIKARI

Partner

Membership No.: 30802

Place: Mumbai

Date: July 31, 2007

CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2007

(Rs. In crores)

			Quarter ended June 30,		Year Ended March 31, Audited 2007
Particulars			Audited 2007	Unaudited 2006
1	Sales / Income from operations		8634.10	7696.79	36922.61
	Less: Excise Duty		1002.82	963.47	4561.41
	Net Sales / Income from operations		7631.28	6733.32	32361.20
2	Total Expenditure
	(a) Increase in stock-in-trade and work-in-progress		(162.42)	(431.53)	(411.26)
	(b) Consumption of raw materials & components and Purchase of products for sale		5299.88	4903.09	22372.59
	(c) Staff Cost		639.29	543.85	2415.53
	(d) Other expenditure		993.43	898.32	3933.71
	(e) Exchange (gain) / loss (net) on revaluation of foreign currency borrowings, deposits and loans given		(205.89)	45.58	(65.21)
	(f) Sub Total 2(a) to 2(e)		6564.29	5959.31	28245.36
3	Operating Profit [1-2]		1066.99	774.01	4115.84
4	Other Income		13.59	17.31	153.18
5	Interest (Net)		176.20	78.44	405.81
6	Product development expenses		19.33	10.32	85.02
7	Depreciation		175.24	165.48	688.09
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries		0.23	0.06	0.52
9	Profit after depreciation and interest [3+4-5-6-7-8]		709.58	537.02	3089.58
10	Exceptional Items
	(a) (Reversal) / Provision for diminution in value of investments (net)		(1.97)	0.47	1.18
	(b) Employee Separation Cost		—	—	0.26
	(c) Sub Total 10(a) and 10(b)		(1.97)	0.47	1.44
11	Profit Before Tax [9-10]		711.55	536.55	3088.14
12	Less: Tax expense		195.69	156.40	883.21
13	Profit After Tax [11-12]		515.86	380.15	2204.93
14	Adjustment of Miscellaneous Expenditure in Subsidiaries		(0.03)	(0.04)	(0.14)
15	Share of Minority Interest		(26.33)	(12.58)	(74.22)
16	Profit in respect of investments in Associate Companies		7.72	14.14	39.42
17	Profit for the period		497.22	381.67	2169.99
18	Paid-up Equity Share Capital (Face value of Rs.10 each)		385.42	383.12	385.41
19	Reserves excluding Revaluation Reserve				7310.31
20	Basic EPS (not annualised)	Rupees	12.90	9.97	56.43
21	Diluted EPS (not annualised)	Rupees	12.27	9.44	53.54

Notes:

1)	Figures for previous period have been regrouped / reclassified wherever necessary.
2)	Reportable operating segment of the Company and its consolidated subsidiaries consists of Automotive and Others.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

(Rs in crores)

		Quarter ended June 30,		Year ended March 31,
		Audited	Unaudited	Audited
		2007	2006	2007
A	Segment Revenues
	Net sales / Income from Operations
	- Automotive and related activity	6943.38	6218.66	29924.14
	- Others	768.18	587.36	2707.89

	Total segment revenue	7711.56	6806.02	32632.03
	Add / (Less): Inter segment revenue	(80.28)	(72.70)	(270.83)

	Net segment revenue	7631.28	6733.32	32361.20

B	Segment Results before interest, exceptional items and tax
	- Automotive and related activity	768.81	542.67	3020.74
	- Others	107.07	54.02	332.98

	Total segment results	875.88	596.69	3353.72
	Add/(Less):- Inter segment eliminations	(3.69)	1.46	(11.51)

	Net Segment Results	872.19	598.15	3342.21
	Add/(Less):- Unallocable income	13.59	17.31	153.18
	Add/(Less):- Interest expense	(176.20)	(78.44)	(405.81)
	Add/(Less):- Exceptional Items	1.97	(0.47)	(1.44)

	Total Profit before Tax	711.55	536.55	3088.14

		As at June 30,		As at March 31,
		2007	2006	2007
C	Capital employed (segment assets less segment liabilities)
	- Automotive and related activity	17994.57	9900.40	14747.43
	- Others	704.05	723.78	699.90

	Total Capital employed	18698.62	10624.18	15447.33
	Add/(Less):- Inter segment	(136.92)	(242.78)	(241.00)

	Capital employed	18561.70	10381.40	15206.33

3) a)

Consequent to increase in the shareholding of the Company in Automobile Corporation of Goa Limited (ACGL) to 21.29% on May 21,2007, ACGL became an associate of the Company. The Company’s shareholding in ACGL further increased to 37.79% by June 30, 2007. On March 31, 2007, the Company’s shareholding in ACGL was 10%.

b)

Consequent to the sale of shares in Tata Securities Ltd., the shareholding of the Company reduced to 18.06% on June 25, 2007. As a result Tata Securities Ltd. ceased to be an associate of the company from that date.

4)	The share of profit (net) in respect of investments in associate companies include profit of Rs.13.36 crores and loss of Rs.6.40 crores, considered on the basis of Unaudited Financial Statements for the period ended June 30, 2007.
5)	The Consolidated financial results should be read in conjunction with the notes to the financial results of the Company for the period ended June 30, 2007.
6)	The Statutory Auditors have carried out an audit of the results above for the period ended June 30, 2007.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on July 31, 2007.

Mumbai, July 31, 2007	Tata Motors Limited Ratan N Tata Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at : debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking” statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.